                            FORM 11-K



             ANNUAL REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
           For the Plan Period Ended December 31, 1999


                  Commission File Number 1-5358



                     SUNDSTRAND CORPORATION
                      EMPLOYEE SAVINGS PLAN



                 UNITED TECHNOLOGIES CORPORATION
                       One Financial Plaza
                   Hartford, Connecticut 06101

                     FINANCIAL STATEMENTS OF THE SUNDSTRAND
                        CORPORATION EMPLOYEE SAVINGS PLAN

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Sundstrand Corporation Employee Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Sundstrand Corporation Employee Savings Plan (the "Plan") at December 31, 1999 and the changes in net assets available for benefits for the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the statement of net assets available for benefits at December 31,1998. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion is based solely on the report of the other auditors. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for
Reporting and Disclosure under the Employee Retirement and Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Hartford, CT
June 28, 2000

                        Report of Independent Auditors


Participants and Administrator of the
  Sundstrand Corporation Employee Savings Plan


We have audited the accompanying statement of net assets available for benefits of the Sundstrand Corporation Employee Savings Plan as of December 31, 1998. The statement of net assets available for benefits is the responsibility of the Plan's management. Our responsibility is to express an opinion on the statement of net assets available for benefits based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998, in conformity with accounting principles generally accepted in the United States.




/s/  Ernst & Young LLP
Ernst & Young LLP
May 28, 1999
Chicago, Illinois

                  Sundstrand Corporation Employee Savings Plan
                 Statements of Net Assets Available for Benefits


(Thousands of Dollars)

                                          December 31,    December 31,
                                              1999            1998

Assets:
 Investments (Note 3)                      $ 471,234         $436,629
 Loans to participants                        15,312           15,140

Net Assets Available for Benefits          $ 486,546         $451,769



The accompanying notes are an integral part of these financial statements.

                  Sundstrand Corporation Employee Savings Plan
            Statement of Changes in Net Assets Available for Benefits


(Thousands of Dollars)
                                                          Year Ended
                                                         December 31,
                                                             1999

Additions to net assets attributed to:
Investment income:
 Net appreciation in fair value of investments             $ 38,763
 Interest                                                     1,217
 Dividends                                                   24,247

Contributions:
 Participants'                                               29,758
 Employer's                                                   5,766
     Total additions                                         99,751

Deductions from net assets attributed to:
 Distributions to participants                              (64,913)
 Administrative expenses                                        (61)
     Total deductions                                       (64,974)

Net increase                                                 34,777

Net Assets Available for Benefits, December 31, 1998        451,769

Net Assets Available for Benefits, December 31, 1999       $486,546



The accompanying notes are an integral part of these financial statements.

                             SUNDSTRAND CORPORATION
                             EMPLOYEE SAVINGS PLANS

                         Notes to Financial Statements


1. Description of the Plan

   General
   The Sundstrand Corporation Employee Savings Plan (the "Plan") is a defined contribution plan covering all employees of Sundstrand Corporation who have completed 1,000 hours of employment within a 12-consecutive-month period. The following is a brief description of the Plan. A complete description of the provisions of the Plan can be obtained by referring to the Plan document.

   On June 10, 1999, United Technologies Corporation ("UTC") acquired Sundstrand Corporation and merged it with its Hamilton Standard division to form a wholly owned subsidiary, Hamilton Sundstrand Corporation. See Note 7 for a description of subsequent events relating to the Plan.

   Contributions and Vesting
   Participants may elect to contribute, through payroll deductions, up to 20 percent of their eligible compensation, as defined by the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offered 26 investment options to the participants during the year ended December 31,1999:
   Sundstrand Stock Fund (replaced by a UTC Stock Fund); seven Growth Funds; five Growth and Income Funds; three Balanced Funds; four Life Strategy Funds; four Fixed Income Funds; and two Money Market Funds. Plan participants also had the option of electing life insurance coverage through the Life Insurance Fund. Under this option, participant contributions were used to purchase life insurance coverage for the participant and/or his or her beneficiaries. Effective July 1, 1996, new policies or increased coverage through the Life Insurance Fund were no longer available. Existing policies were unchanged and premium deductions for those policies will continue. Transamerica Assurance Company is the carrier of life insurance coverage.

   The company matching contribution is $1.00 on each $1.00 of the participant's eligible contributions from the first 2 percent of base pay. Employer and participant contributions are deposited into the investment funds in accordance with the participants' elections.

   Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. Employer contributions, plus actual earnings thereon, become fully vested after five years of eligible service.

   Participant Accounts
   Interest, dividends, and realized and unrealized gains and losses on investments of the funds are allocated directly to each participant's account by Vanguard Fiduciary Trust Company ("Vanguard"). Forfeited balances of terminated participants' nonvested amounts are used to reduce future employer contributions. For the year ended December 31,1999, approximately $255,000 of forfeitures were used to reduce employer contributions.

   Trustee and Recordkeeper
   All of the Plan's assets are held by Vanguard, the Plan trustee, who also has participant account recordkeeping responsibilities.

   Participant Loans
   Participants may elect to borrow from their balance in any of the funds except the Life Insurance Fund a minimum of $500 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. Participants borrowing from their accounts for the purpose of purchasing a principal residence may select a repayment term of up to 15 years, with all other loans having a repayment term of not more than five years. Loans are repaid with interest, through equal payroll deductions over the loan term. The interest rate is equal to the prime rate, published in The Wall Street Journal on the last business day of each month. Loan payments are allocated between the individual funds based on the respective contribution percentage at the time of repayment.

   Payment of Benefits
   Generally,  on  termination   of  service  due   to  death,  disability,   or
   retirement, benefits are paid in a lump sum to a terminating participant.

   Other
   The Sundstrand  Stock  Fund was  liquidated  upon the  merger  of  Sundstrand
   Corporation and UTC. Each share of Sundstrand common stock in the Sundstrand Stock Fund was converted into a cash portion plus a UTC stock portion in accordance with the merger agreement dated February 21, 1999. The cash portion was $35.00 per share and was deposited in the Vanguard Treasury Money Market Fund. The portion converted to UTC stock was deposited in the UTC Stock Fund. Currently, no further contributions can be made to this fund.


2. Summary of Accounting Principles

   Basis of Accounting
   The financial statements of the Plan are prepared under the accrual method of accounting, except for benefits, which are recorded when paid.

   Investment Valuation and Income Recognition
   The Plan's investments are stated at fair value as determined by the Plan trustee, typically by reference to published market data. The UTC Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus the cash position that has not been invested in UTC stock). Participant loans are valued at cost, which approximates fair value.

   Purchases and  sales  of investments  are  recorded on  a  trade-date  basis.
   Interest income is accrued when earned.   Dividend income is recorded on  the
   ex-dividend date.

   Plan Expenses
   Terminated and retired participants  pay an annual  administration fee.   All
   other administrative expenses, such as Trustee and recordkeeping fees, were paid directly by the employer in 1999.

   Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.


3. Investments

   The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                            December 31,
                                                          1999        1998
     (thousands of dollars, except unit amounts)

     Vanguard 500 Index Fund,
       714,092 and 703,967 units, respectively          $96,638      $80,217

     Vanguard Treasury Money Market Fund,
       86,767,064 and 71,929,853 units, respectively     86,767       71,929

     Vanguard U.S. Growth Fund,
       1,621,083 and 1,578,268 units, respectively       70,566       59,169

     Vanguard Windsor II Fund,
       2,286,854 and 2,439,859 units, respectively       57,103       72,830

   During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by approximately $38,763,000. Mutual fund investments appreciated by $24,480,000 and the UTC Stock Fund appreciated by $14,283,000 including net realized gain of $9,055,000 from the conversion of the Sundstrand Stock Fund to the UTC Stock Fund.


4. Related-Party Transactions

   Certain Plan investment options are managed by Vanguard Fiduciary Trust Company. Vanguard is the Plan's trustee and recordkeeper, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

5. Plan Termination

   Although it has not expressed any intent to do so, UTC has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan
   termination,  participants  will  become   fully  vested  in  their   account
   balances.


6. Tax Status

   The Internal Revenue Service ruled on September 21, 1995, that the Plan qualifies under section 401(a) of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


7. Subsequent Events

   On June 10, 1999, UTC acquired Sundstrand Corporation and merged it with its Hamilton Standard division and formed a wholly owned subsidiary, Hamilton Sundstrand Corporation. During 1999, UTC approved the merger of the Sundstrand Corporation Employee Savings Plan with the UTC Employee Savings Plan and the UTC Represented Employee Savings Plan. Hourly and salary participants of the Plan are eligible to participate in the respective UTC Plan effective January 1, 2000. On January 13, 2000, approximately $425,503,000 of net assets were transferred to the UTC Plans.

                            Supplemental Schedule

                           Sundstrand Corporation
                           Employee Savings Plan
                    Assets Held for Investment Purposes
                             December 31, 1999

                                                    (c)
                                         Description of investment,
                   (b)                    including maturity date,
            Identity of issue,                rate of interest,               (d)
            borrower lessor, or              collateral, par or             Current
(a)           similar party                    maturity value                Value

*  Vanguard Group of Investments          S&P 500 Index Fund              $96,638,018
*  Vanguard Group of Investments          Treasury Money Market Fund       86,767,064
*  Vanguard Group of Investments          U.S. Growth Fund                 70,565,757
*  Vanguard Group of Investments          Windsor II Fund                  57,102,734
*  Vanguard Group of Investments          Company Stock Fund               20,001,366
*  Vanguard Group of Investments          International Growth Fund        18,657,420
*  Vanguard Group of Investments          Growth Index Fund                17,817,986
*  Vanguard Group of Investments          Prime Money Market Fund          15,496,156
*  Vanguard Group of Investments          Extended Market Index Fund       10,382,820
*  Vanguard Group of Investments          Long-Term Treasury Fund          10,300,302
*  Vanguard Group of Investments          Life Strategy Growth Fund         8,570,538
*  Vanguard Group of Investments          Growth and Income Fund            8,522,208
*  Vanguard Group of Investments          STAR Fund                         7,288,547
*  Vanguard Group of Investments          Explorer Fund                     6,506,753
*  Vanguard Group of Investments          Wellesley Income Fund             6,505,243
*  Vanguard Group of Investments          Life Strategy Moderate
                                            Growth Fund                     6,486,775
*  Vanguard Group of Investments          Total Bond Market Index Fund      3,894,696
*  Vanguard Group of Investments          Total Stock Market Index
                                             Fund                           3,670,885
*  Vanguard Group of Investments          Balanced Index Fund               3,559,908
*  Vanguard Group of Investments          Life Strategy Conservative
                                            Growth Fund                     2,836,599
*  Vanguard Group of Investments          Short-Term Treasury Fund          2,700,780
*  Vanguard Group of Investments          Pacific Stock Index Fund          2,047,525
*  Vanguard Group of Investments          European Stock Index Fund         1,879,192
*  Vanguard Group of Investments          Emerging Markets Index
                                            Fund                            1,239,174
*  Vanguard Group of Investments          Life Strategy Income Fund         1,067,622
*  Vanguard Group of Investments          Intermediate-Term
                                            Corporate Fund                    727,554
   Plan Participants                      Participant Loans Receivable     15,312,188

*  Indicates an identified person known to be a party-in-interest to the Plan

                                     SIGNATURES

   The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          SUNDSTRAND CORPORATION
                          EMPLOYEE SAVINGS PLAN


Dated:  June 28, 2000     By: /s/ Michael C. Sankner
                          Michael C. Sankner
                          Manager, Actuarial Administrator
                          United Technologies Corporation